Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated December 12, 2007

Relating to Prospectus dated November 22, 2006

Registration No. 333-138299

Term Sheet

for

Financing

of

AVI BioPharma, Inc.

AVI BioPharma, Inc. (We, us or the “Company”) has filed a registration statement (Registration No. 333-138299, including a prospectus) with the SEC for the offering to which this communication relates. Before you subscribe, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the base prospectus and any other offering documents if you request them by calling (415) 458-0900.

 This Term Sheet is not intended to be contractually binding, and is subject in all respects (other than with respect to such section) to the execution of the Subscription Agreement.

Issuer:	AVI BioPharma, Inc., an Oregon corporation.

Securities Offered:

Up to an aggregate of (i) 10,750,000 shares (the “Shares”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and (ii) 5,375,000 warrants to purchase Common Stock (the “Warrants”, and together with the Shares, the “Securities”) (the “Offering”).

Warrants:

The exercise price of the Warrants shall be $2.45 per share. The Warrants are exercisable beginning any time on or after June 19, 2008 and expire on December 18, 2012. The Warrants shall have the rights, preferences, privileges and restrictions substantially as set forth in the Form of Warrant.

Purchase Price:	$1.90 per Security

Use of Proceeds to Company:

We intend to use the net proceeds from this Offering to fund clinical trials for our lead product candidates, to fund the advancement of our pre-clinical programs and for other research and development and general corporate purposes.

Subscription and Closing Date:	We and each investor participating in the Offering (each an “Investor” and collectively the “Investors”) shall execute a Subscription Agreement.

The form of Subscription Agreement provides that the Investors may rely on the representations and warranties which are made by us to the Placement Agent in the Placement Agency Agreement, which will be signed on the same day as the Subscription Agreements are signed. It is expected that the closing of the Offering shall occur, and the Securities shall be issued to the Investors and funds paid to us therefor, on or about December 18, 2007 (the “Closing Date”).

Risk Factors:

The Securities offered involve a high degree of risk. See the disclosure relating to the risks affecting us set forth in the base prospectus included in the registration statement relating to this Offering and the documents filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended.

Nasdaq Global Market Symbol:	AVII
Confidential Information:

The recipient of this Term Sheet and the materials attached hereto agrees with the Company, Citigroup Global Markets Inc., Oppenheimer & Co. Inc. and Maxim Group, LLC to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Citigroup Global Markets Inc., Oppenheimer & Co. Inc. and Maxim Group, LLC or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under U.S. and state securities laws.

Placement Agent:

The Company has engaged Citigroup Global Markets Inc., to act as lead placement agent and Oppenheimer & Co. Inc. and Maxim Group, LLC to act as co-placement agents in connection with the Offering. The placement agents will receive a fee up to $1,429,750 and expense reimbursement of no more than $100,000.